Exhibit 99.1

EUDA Partners with Authorized Distributor of Guangdong Cell Biotech to Offer Stem Cell Therapies to Customers in Singapore and Malaysia

April 24, 2025 07:00 ET | Source: EUDA Health Holdings Ltd

SINGAPORE, April 24, 2025 (GLOBE NEWSWIRE) – EUDA Health Holdings Limited (“EUDA” or the “Company”) (NASDAQ: EUDA), a Singapore-based property management services provider and a leading non-invasive healthcare provider in Singapore and Malaysia, today announced an update to the potential strategic partnership, previously announced in December 2024, with Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”). Guangdong Cell Biotech is a prominent player in stem cell therapies and regenerative medicine in China. It develops autologous cell treatments and tailored medicines for various disorders.

Instead of the initially contemplated joint venture, the parties have adopted a commercial distribution arrangement structure that better aligns with their respective operational models and regional market dynamics.

On April 22, 2025, CK Health Plus Sdn Bhd (“CK Health”), a wholly-owned subsidiary of EUDA and a direct seller of holistic wellness consumer products, signed a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Keylock”), an authorized distributor of Guangdong Cell Biotech. Pursuant to this collaboration agreement, CK Health will market and sell to EUDA customers in Singapore and Malaysia stem cell therapies provided by Guangdong Cell Biotech in China.

This revised structure builds upon the original strategic intent of the parties to collaborate, giving EUDA access to Guangdong Cell Biotech’s cutting-edge stem cell therapies and regenerative medicine.

“This commercial distribution structure showcases our strategy to diversify our business and revenue streams,” said Mr. Alfred Lim, CEO of EUDA. “Combining our mission to expand access to holistic healthcare solutions in Southeast Asia with Guangdong Cell Biotech’s established stem cell therapies, we aim to transform the health and wellness landscape in the region.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based property management services provider and a leading non-invasive healthcare provider in Singapore and Malaysia. Our mission is to transform the health and wellness landscape by leveraging cutting-edge technology to enhance non-invasive treatments and expand holistic healthcare access in Southeast Asia. We offer a diverse portfolio of innovative non-invasive wellness products and services, including bioenergy capsules and stem cell therapies, marketed under the CK Health brand in Malaysia and Singapore.

Forward Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions).These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. These forward-looking statements are based on information from EUDA and Guangdong Cell Biotech, as well as other sources that we believe are reliable. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Christensen Advisory

Roger Hu

+852.2232.3968

roger.hu@christensencomms.com